SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of October 27, 2010 — Results for the nine months ended 1 October 2010

RESULTS FOR THE NINE MONTHS ENDED 1 OCTOBER 2010

HIGHLIGHTS FOR THE NINE MONTHS

•                  Free cash flow of €643 million for the first nine months of 2010, an increase of €124 million compared to the prior year period.

•                  Volume of 1,620 million unit cases, stable compared to the prior year period. Net sales revenue of €5,299 million, 3% above the prior year period.

•                  On a comparable basis, operating profit (EBIT) of €621 million, 5% above the prior year period.

•                  On a comparable basis, net profit of €417 million, 1% above the prior year period, and earnings per share of €1.15, 2% above the prior year period. The first nine months of 2010 include a tax charge of €21 million (€0.06 per share) related to the ‘Extraordinary Social Contribution Tax’ in Greece.

THIRD QUARTER HIGHLIGHTS

•                  Free cash flow of €392 million for the third quarter of 2010, a decrease of €5 million compared to the prior year period.

•                  Volume of 611 million unit cases, 5% above the third quarter of 2009. Net sales revenue of €1,999 million, 6% above the prior year period.

•                  On a comparable basis, operating profit (EBIT) of €300 million, 7% above the prior year period.

•                  On a comparable basis, net profit of €216 million, 3% above the prior year period, and earnings per share of €0.60, 3% above the prior year period.

Note: For the definition of comparable basis and EBIT refer to ‘Reconciliation of Reported to Comparable Financial Indicators’ below.

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented:

“The positive financial results we have achieved in the quarter reflect successful implementation of our long-term strategic priorities and strength of our portfolio of markets. We are pleased to see signs of continued economic recovery in certain of our key markets, in particular within the Emerging market segment. In Russia, we continue to witness increased consumer confidence and spending, while we also benefited from an unprecedented heat wave in the quarter,.

The improved Group volume and operating profit momentum in one of our key selling periods was supported by ongoing tight cost control, increased operating leverage and favourable currency movements.

As we enter our final quarter of the year, we continue to monitor the pace and extent of economic recovery across our markets. The adverse effect of government austerity measures on household disposable incomes continues to impede consumer spending, which is most evident in our Established market segment. However, our investment in the marketplace and advancement of our customer-centric vision will enable us to further strengthen our market positions and drive near-term cash flow.”

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results	Nine months 2010			Nine months 2009
(numbers in € million except per share data)	Operating profit(1)	Net profit(2)	EPS	Operating profit(1)	Net profit(2)	EPS
Reported	601.0	403.1	1.11	575.9	396.1	1.09
Restructuring costs	19.5	13.9	0.04	24.7	21.5	0.06
Other items	—	—	—	(10.0)	(6.7)	(0.02)
Comparable	620.5	417.0	1.15	590.6	410.9	1.13

Group Financial Results	Third quarter 2010			Third quarter 2009
(numbers in € million except per share data)	Operating profit(1)	Net profit(2)	EPS	Operating profit(1)	Net profit(2)	EPS
Reported	286.4	206.5	0.57	274.6	206.1	0.57
Restructuring costs	13.8	9.6	0.03	5.9	4.1	0.01
Comparable	300.2	216.1	0.60	280.5	210.2	0.58

(1)       Operating profit (EBIT) refers to profit before tax excluding finance income / (costs) and share of results of equity method investments.

(2)          Profit after tax attributable to owners of the parent.

In order to enhance the analysis and comparability of our financial information, items of an exceptional nature are eliminated from the reported financial indicators to present a comparable basis. Financial indicators presented on a comparable basis exclude the recognition of restructuring costs incurred in both periods under review and the insurance payments received in 2009 in respect of damage sustained at our Nigerian operation in 2008.

Our comparable results for the first nine months of 2010 include a tax charge of €21 million (€0.06 per share) related to the ‘Extraordinary Social Contribution Tax’ in Greece.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘we’ or the ‘Group’) achieved comparable earnings per share of €0.60 in the third quarter of 2010, a 3% increase from the third quarter of 2009. Unit case volume increased 5%, reflecting strong volume performance in certain of our key markets including Russia, Nigeria and Ukraine. In particular, volume in Russia rebounded sharply as we benefited from a prolonged period of exceptionally hot weather in the third quarter as well as an improved economic environment in the country. Although we are encouraged by the improved trading performance in countries such as Russia, challenging economic conditions persist in other key markets, resulting in variable volume performance across the Group. Recent government austerity measures and rising unemployment continue to place pressure on disposable incomes and adversely impact consumer confidence in several markets including Greece, Hungary, Bulgaria and Romania.

Focused brand investment in core premium brands led to sparkling beverage volume growth of 3% in the third quarter and a stable volume performance in the first nine months of 2010. Sales of Coca-Cola trademarked products grew 3% in the quarter, benefiting from the successful execution of consumer promotions over the summer and extensive sampling programmes in key countries. Sales of Sprite trademarked products experienced double digit percentage point growth in the quarter, supported by increased distribution and promotional activity and strong marketplace execution.

Volume in the combined water and still beverage category increased 7% and 1% in the third quarter and first nine months of 2010, respectively. In the third quarter, double digit percentage point increases in sales of ready-to-drink tea and energy drinks, and a mid-single digit increase in sales of water, were only partly offset by a low single digit decrease in sales of juice. The third quarter performance of the combined water and still beverage category benefited from the successful introduction of new flavours and packages, as well as strong sales execution across the Cappy, Fruice, Burn and Nestea brands.

In the third quarter, volume of multi-serve and single-serve packages grew 7% and 2%, respectively. The uncertain economic environment in some of our key markets is contributing to a shift in consumer shopping preferences towards larger-format stores within future consumption channels. However, our marketing programmes and strong end-outlet execution contributed to year-to-date overall volume and value share gains in the sparkling beverage category in Switzerland, Austria, Italy, Russia, Ukraine, Romania, Poland and Hungary.

Net sales revenue for the third quarter increased 6%, with a 4.5% volume gain and 4% benefit from foreign exchange rate movements being partly offset by a negative price/mix effect of approximately 2.5%. Comparable operating income for the third quarter increased by 7% as higher volume, lower commodity costs and favourable currency movements were only partially offset by a negative channel and package mix effect and an increase in marketing spend as well as, other operating expenses. Comparable operating profit margins increased by 10 basis points from 14.9% to 15.0% in the third quarter. Comparable EBITDA grew by 4% in the third quarter and EBITDA margin decreased by 30 basis points to 19.8%. In the first nine months of 2010, increased operating profit, ongoing working capital benefits and lower capital expenditures largely contributed to an increase in free cash flow of €124 million.

Coca-Cola Hellenic has once again been recognised for its continuing commitment to Corporate Social Responsibility across its 28 countries. In the quarter, Coca-Cola Hellenic maintained its listings on the Dow Jones Sustainability Index (DJSI) and the DJSI Europe Index for the third consecutive year. The Company is one of only four beverage producers to be included in the 2010 DJSI Europe. The Company continues to set high standards for pursuing sustainable growth with the inauguration of a new energy-efficient bottling plant and automated warehouse at its new manufacturing facility at Knockmore Hill in Northern Ireland in September 2010. The combined heat and power (CHP) plant in Northern Ireland is the fourth CHP plant to come online across the Group’s 28 countries, as part of a rollout of CHP plants that forms an integral part of the Company’s commitment to cut carbon emissions by an average of 20% across all of its manufacturing facilities.

Operational Review by Reporting Segments

Established markets

	Nine months	Nine months	%	Q3	Q3%
	2010	2009	change	2010	2009	change
Volume (million unit cases)	552.9	580.3	-5%	200.2	209.1	-4%
Net sales revenue (€ million)	2,201.9	2,293.6	-4%	787.9	814.5	-3%
Operating profit (€ million)	247.9	270.2	-8%	102.6	120.7	-15%
Comparable operating profit (€ million)	260.3	290.5	-10%	109.6	125.3	-13%

•                  Unit case volume in the established markets segment declined by 4% in the third quarter of 2010 following an organic volume decline of 1% in the comparable prior year period. Unit case volume declined by 5% in the first nine months of 2010, following a stable volume performance in the comparable prior year period.

•                  Volume in Greece declined by 14% in the third quarter, reflecting the highly challenging economic environment as well as reduced tourism activity during the key summer selling season. Volume in the quarter was further adversely impacted by two separate transportation strikes, which negatively impacted distribution and product availability.

•                  Volume in Italy declined by low single-digit percentage points in the quarter, with successful promotions in the future consumption channel being offset by reduced consumer spend in the immediate consumption channel, as well as, unfavourable weather conditions which impacted northern regions of the country in August.

•                  Volume in Ireland declined moderately in the third quarter, representing an improved volume trend compared with the first half of 2010. While consumer confidence has been impacted by government austerity measures, the Company has continued to invest in brand building activities together with the Coca-Cola Company, which have contributed to market share gains in the non-alcoholic ready-to-drink category.

•                  Volume in Switzerland grew by mid single-digit percentage points in the third quarter as we continue to benefit from a gradually improving economic environment and new product listings with a key customer. Such new product listings also supported volume share gains in the non-alcoholic ready-to-drink category.

•                  Established markets contributed €260 million to the Group’s comparable operating profit for the first nine months of 2010 (a 10% decrease from the comparable prior year period) and €110 million for the third quarter (a 13% decrease from the comparable prior year period). In the third quarter, lower volume, as well as, adverse country and package mix more than offset lower raw material costs, realised cost savings and foreign currency benefits.

Operational Review by Reporting Segments (continued)

Developing markets

	Nine months	Nine months	%	Q3	Q3%
	2010	2009	change	2010	2009	change
Volume (million unit cases)	300.8	304.3	-1%	115.6	116.7	-1%
Net sales revenue (€ million)	888.7	911.2	-2%	349.6	360.6	-3%
Operating profit (€ million)	80.2	83.5	-4%	47.9	56.4	-15%
Comparable operating profit (€ million)	81.8	84.8	-4%	49.6	56.5	-12%

•                  Unit case volume in the developing markets segment declined by 1% in the third quarter of 2010, following a decline of 3% in the comparable prior year period. Unit case volume declined 1% in the first nine months of 2010, following a 2% decline in the comparable prior year period.

•                  Net sales revenue declined by 3% in the third quarter as the benefit of positive foreign currency movements were offset by lower volume and negative price/ mix.

•                  Volume in Poland was broadly flat in the third quarter. We are encouraged by a strengthening economy, however, this is being counterbalanced by a consumer shift towards lower value retail channels. In the third quarter, we achieved strong double-digit percentage point growth in sales of Coke Zero following a successful multi-pack consumer promotion. The combined still and water category grew by mid-single digit percentage points, with solid gains in sales of the ready-to-drink teas, juices and energy drinks partly offset by a decline in sales of water.

•                  Volume in Hungary declined by mid single-digit percentage points in both the third quarter and year-to-date. Performance in the third quarter was negatively impacted by challenging economic conditions in the country and unseasonably high rainfall in August and September. These factors resulted in weak consumer demand in immediate consumption channels. Nevertheless, we continue to outperform competition and grow our overall volume share of the non-alcoholic ready-to-drink category.

•                  Volume in the Czech Republic increased by low single-digit percentage points in both periods under review. While the Czech economy is showing early signs of stabilisation, the trading environment is expected to remain challenging as recently announced government austerity measures restrain consumer spending.

•                  Developing markets contributed €82 million to the Group’s comparable operating profit for the first nine months of 2010 (4% below the comparable prior year period) and €50 million for the third quarter (a 12% decrease from the comparable prior year period). In the third quarter of 2010, lower volume, negative price and mix and higher marketing spend was offset by foreign currency benefits and lower warehouse/distribution costs. Our third quarter 2009 comparable operating profit included the benefit of a €7 million value added tax refund in Poland.  Excluding this item, comparable operating profit in our developing markets for the third quarter of 2010 would have been broadly flat.

Operational Review by Reporting Segments (continued)

Emerging markets

	Nine months	Nine months	%	Q3	Q3%
	2010	2009	change	2010	2009	change
Volume (million unit cases)	765.8	732.4	5%	294.7	257.8	14%
Net sales revenue (€ million)	2,208.1	1,945.7	13%	861.1	709.7	21%
Operating profit (€ million)	272.9	222.2	23%	135.9	97.5	39%
Comparable operating profit (€ million)	278.4	215.3	29%	141.0	98.7	43%

•                  Unit case volume in the emerging markets segment increased by 14% in the third quarter of 2010, following a decline of 13% in the comparable prior year period. Unit case volume increased by 5% in the first nine months of 2010, following a 6% decrease in the comparable prior year period.

•                  Net sales revenue increased by 21% in the third quarter, reflecting increased volume, higher pricing and a significant foreign currency benefit, which was partly offset by negative category and channel mix.

•                  Russia achieved strong volume growth of 30% in the third quarter, following a mid-teen percentage point decline in the comparable prior year period. Volume in Russia has increased mid-teen percentage points in the first nine months of 2010. Our volume performance in the quarter was aided by exceptionally warm weather in July and August. We also continue to witness more favourable economic conditions in the country as unemployment recedes, and as growth in real wages supports increased consumer confidence and spending. Our joint focus with the Coca-Cola Company on marketing the Coca-Cola brand has contributed to double-digit percentage point increases in volume and category market share in the first nine months of 2010.

•                  Volume in Nigeria grew by high single-digit and mid single-digit percentage points in the third quarter and first nine months of the year, respectively. The continued roll-out of the ULTRA glass bottle in the Lagos region and our expanded half-litre PET package capacity, supported solid volume gains in Coca-Cola and Sprite trademarked products. We also continue to witness strong growth in sales of juices as we benefit from increased capacity, as well as new flavour and package innovation.

•                  Volume in Romania declined by low single-digit percentage points in the third quarter, representing a significant improvement compared with preceding quarters. The effect of recently announced government austerity measures continues to adversely impact consumer demand. However, targeted brand building investment and channel specific promotional activity is supporting volume share gains across most categories in the non-alcoholic ready-to-drink category.

•                  Volume in Ukraine increased by strong double-digit percentage points in the third quarter and high single-digit percentage points in the first nine months of the year, in each case as against the comparable prior year periods. This performance was supported by unusually high temperatures, as well as, a more stable political and economic environment.

•                  Emerging markets contributed €278 million to the Group’s comparable operating profit for the first nine months of 2010 (29% higher than the comparable prior year period) and €141 million for the third quarter (a 43% increase from the comparable prior year period). The positive impact of higher volume, increased pricing and favourable currency benefits more than offset the negative impact of adverse category/package mix, higher raw material and operating expenses.

Business Outlook

In the first nine months of 2010, we witnessed varying volume performance across our portfolio of markets. While economic conditions remain challenging in certain of our key markets, we are encouraged by early signs of economic stabilisation in certain of our countries of operation. We expect that the timing and degree of economic recovery will differ across our markets. While consensus estimates indicate that economic growth may return to many European countries in 2010, we expect growth in the non-alcoholic ready-to-drink category to lag GDP growth.

Our expectation is for a slight increase in commodity costs in 2010 compared with the prior year. Based on the favourable year-to-date currency impact and foreign exchange hedge contracts in place for the remainder of 2010, at current spot prices we expect a significant currency benefit to our 2010 operating profit.

We are maintaining a strong focus on realising efficiency improvements and effectively managing operating costs to maximise the long-term competitiveness of our business. As a result, we have identified cost reduction opportunities from restructuring initiatives that are expected to deliver a benefit of approximately €6 million to 2010 operating profit and an annualised benefit of approximately €20-25 million in future years. Such initiatives are expected to result in approximate pre-tax charges of between €25-30 million in 2010. Of this amount, restructuring costs incurred during the first nine months of 2010 were approximately €20 million before tax.

Our ongoing focus on working capital management and our well invested production capacity is expected to support continued strong cash flow generation over the current three-year business planning cycle, with EBITDA growth continuing to outpace operating profit growth. In the three-year period ending 2012, cumulative net capital expenditure is expected to be approximately €1.4 billion and we expect to meet our free cash flow (operating cash flow net of capital expenditure) target of €1.5 billion. In addition, Coca-Cola Hellenic continues to benefit from a robust capital structure and good liquidity with no bond refinancing commitments until July 2011.

Group Financial Review

	Nine months
	2010 € million	2009 € million	% Change
Volume in unit cases (in millions)	1,619.5	1,617.0	—
Net sales revenue	5,298.7	5,150.5	3%
Cost of goods sold	(3,116.6)	(3,058.1)	2%
Gross profit	2,182.1	2,092.4	4%
Total operating expenses	(1,581.1)	(1,516.5)	4%
Comparable operating expenses(1)	(1,561.6)	(1,501.8)	4%
Operating profit	601.0	575.9	4%
Comparable operating profit (1)	620.5	590.6	5%
Adjusted EBITDA(2)	889.0	856.8	4%
Comparable Adjusted EBITDA(1),(2)	908.9	866.7	5%
Net profit attributable to owners of the parent	403.1	396.1	2%
Comparable net profit attributable to owners of the parent(1)	417.0	410.9	1%
Basic earnings per share (in euro)	1.11	1.09	2%
Comparable basic earnings per share (in euro)(1)	1.15	1.13	2%

	Third quarter
	2010 € million	2009 € million	% Change
Volume in unit cases (in millions)	610.5	583.6	5%
Net sales revenue	1,998.6	1,884.8	6%
Cost of goods sold	(1,161.3)	(1,097.0)	6%
Gross profit	837.3	787.8	6%
Total operating expenses	(550.9)	(513.2)	7%
Comparable operating expenses(1)	(537.1)	(507.3)	6%
Operating profit	286.4	274.6	4%
Comparable operating profit (1)	300.2	280.5	7%
Adjusted EBITDA(2)	381.3	374.7	2%
Comparable Adjusted EBITDA(1),(2)	395.1	378.1	4%
Net profit attributable to owners of the parent	206.5	206.1	—
Comparable net profit attributable to owners of the parent(1)	216.1	210.2	3%
Basic earnings per share (in euro)	0.57	0.57	—
Comparable basic earnings per share (in euro)(1)	0.60	0.58	3%

(1)          Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section above.

(2)          We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, stock option compensation and other non-cash items, if any.

Net sales revenue

Net sales revenue per unit case increased by 3% in the first nine months of 2010 and by 1% in the third quarter of 2010, compared to the respective prior year periods. On a currency-neutral basis, net sales revenue per unit case decreased by 1% in the first nine months of 2010 and by 2% in the third quarter of 2010, compared to the respective prior year periods. At a segment level, currency-neutral net sales revenue per unit case in the first nine months of 2010 remained stable in our established markets, decreased by approximately 5% in our developing markets and increased by approximately 2% in our emerging markets, compared to the respective prior year periods.

Cost of goods sold

Cost of goods sold increased by 2% in the first nine months of 2010 and by 6% in the third quarter of 2010, compared to the respective prior year periods.

Group Financial Review (continued)

Cost of goods sold (continued)

Cost of goods sold per unit case increased by 2% in the first nine months of 2010 and by 1% in the third quarter of 2010, compared to the respective prior year periods. These increases reflect higher commodity costs and the foreign currency effects of a weaker euro during the current year period, partly offset by improved cost efficiencies in manufacturing and haulage.

Gross profit

Gross profit margins increased from 40.6% in the first nine months of 2009 to 41.2% in the first nine months of 2010 and from 41.8% in the third quarter of 2009 to 41.9% in the third quarter of 2010. On a per unit case basis, gross profit increased by approximately 4% in the first nine months of 2010 and by 2% in the third quarter of 2010, compared to the respective prior year periods. On a currency-neutral basis, gross profit per unit case remained stable in the first nine months of 2010 and decreased by 3% in the third quarter of 2010, compared to the respective prior year periods.

Operating expenses

Total comparable operating expenses increased by 4% in the first nine months of 2010 and by 6% in the third quarter of 2010, compared to the respective prior year periods. The higher comparable operating expenses in the first nine months reflected an increase in sales costs and the impact of foreign exchange movements.

Operating profit

Comparable operating profit increased by approximately 5% to €621 million in the first nine months of 2010 compared to €591 million in the first nine months of 2009. Comparable operating profit increased by approximately 7% to €300 million in the third quarter of 2010 from €281 million in the third quarter of 2009, as increased volume, lower input costs and foreign currency benefits were only partly offset by lower pricing and higher operating expenses. The Group’s comparable operating margin increased by 24 basis points in the first nine months of 2010 and by 10 basis points in the third quarter of 2010, compared to the respective prior year periods.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for the first nine months of 2010 was approximately 25% compared to 22% in the prior year period. The Group’s effective tax rate varies quarterly based on the mix of taxable profits, non-deductibility of certain expenses, non-taxable income and other one-off tax items across its territories. Included in current tax expense for the first nine months of 2010 is €21 million for the ‘Extraordinary Social Contribution Tax’ in Greece applicable to 2009. This tax was enacted during the second quarter of 2010 as part of the country’s austerity measures and was applied retrospectively on net income for the 2009 fiscal year.

Net profit

Comparable net profit attributable to shareholders of Coca-Cola Hellenic Bottling Company S.A. for the first nine months of 2010 increased to €417 million compared to €411 million in the first nine months of 2009. In the third quarter of 2010, comparable net profit of €216 million was 3% higher than in the prior year period, reflecting the net impact of increased operating profit partly offset by higher finance and taxation expenses.

Cash flow

Cash flow generated from operating activities increased by €53 million to €904 million in the first nine months of 2010, compared to €851 million in the prior year period. Free cash flow was €643 million for the first nine months of 2010, compared to €519 million in the prior year period.

Capital expenditure

Capital expenditure amounted to €261 million in the first nine months of 2010, compared to €331 million in the prior year period. Such amounts are net of proceeds from the disposal of non-current assets, including principal repayments of finance lease obligations and excluding any insurance receipts in respect of fire damage at the Nigerian operation in 2008.

Supplementary Information

The financial measures Operating Profit, Adjusted EBITDA, Capital Expenditure and Free Cash Flow are comprised of the following reported amounts in the condensed consolidated interim financial statements, as follows:

	Nine months
	2010 € million	2009 € million
Profit after tax	412.9	408.4
Tax charged to the income statement	136.1	112.2
Finance costs, net	54.5	57.8
Share of results of equity method investments	(2.5)	(2.5)
Operating profit	601.0	575.9
Depreciation of property, plant and equipment	277.2	265.6
Amortisation and adjustments to intangible assets	5.9	6.4
Employee share options	4.9	4.7
Losses on available-for-sale financial assets transferred from equity	—	4.2
Adjusted EBITDA	889.0	856.8
Losses on disposal of non-current assets	11.5	3.7
Decrease in working capital	97.7	45.5
Tax paid	(94.6)	(55.4)
Net cash from operating activities	903.6	850.6

Payments for purchases of property, plant and equipment	(211.8)	(283.4)
Principal repayments of finance lease obligations	(55.8)	(65.0)
Proceeds from disposal of non-current assets	6.5	17.1
Capital expenditure	(261.1)	(331.3)

Net cash from operating activities	903.6	850.6
Capital expenditure	(261.1)	(331.3)
Free cash flow	642.5	519.3

	Third quarter
	2010 € million	2009 € million
Profit after tax	209.7	207.3
Tax charged to the income statement	57.0	54.6
Finance costs, net	20.2	14.3
Share of results of equity method investments	(0.5)	(1.6)
Operating profit	286.4	274.6
Depreciation of property, plant and equipment	89.1	90.8
Amortisation and adjustments to intangible assets	4.1	3.4
Employee share options	1.7	1.7
Losses on available-for-sale financial assets transferred from equity	—	4.2
Adjusted EBITDA	381.3	374.7
Losses / (gains) on disposal of non-current assets	11.5	(0.5)
Decrease in working capital	129.5	128.7
Tax paid	(44.2)	(29.8)
Net cash from operating activities	478.1	473.1

Payments for purchases of property, plant and equipment	(68.3)	(66.8)
Principal repayments of finance lease obligations	(19.1)	(20.2)
Proceeds from disposal of non-current assets	0.9	11.2
Capital expenditure	(86.5)	(75.8)

Net cash from operating activities	478.1	473.1
Capital expenditure	(86.5)	(75.8)
Free cash flow	391.6	397.3

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London (LSE: CCB) stock exchange. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit
www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the nine months of 2010 financial results on 27 October 2010 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact:
Coca-Cola Hellenic
George Toulantas	Tel: +30 210 618 3255
Investor Relations Director	email: george.toulantas@cchellenic.com

Panagiotis Vergis	Tel: +30 210 618 3124
Investor Relations Associate	email : panagiotis.vergis@cchellenic.com

European press contact:
Financial Dynamics London	Tel: +44 20 7269 7206
Greg Quine	email: greg.quine@fd.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2010 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the consolidated financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 1 October 2010 € million	As at 31 December 2009 € million
Assets
Intangible assets	4	1,936.1	1,874.1
Property, plant and equipment	4	3,042.0	2,961.3
Other non-current assets		215.6	212.9
Total non-current assets		5,193.7	5,048.3

Inventories		521.6	425.1
Trade and other receivables		1,115.8	1,091.4
Cash and cash equivalents	5	652.6	232.0
Total current assets		2,290.0	1,748.5
Total assets	3	7,483.7	6,796.8

Liabilities
Short-term borrowings	5	755.8	307.0
Other current liabilities		1,603.9	1,335.6
Total current liabilities		2,359.7	1,642.6

Long-term borrowings	5	1,655.3	2,100.6
Other non-current liabilities		456.8	457.7
Total non-current liabilities		2,112.1	2,558.3

Equity
Owners of the parent		2,905.8	2,493.2
Non-controlling interests	11	106.1	102.7
Total equity		3,011.9	2,595.9
Total equity and liabilities		7,483.7	6,796.8

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Nine months to 1 October 2010 € million	Nine months to 2 October 2009 € million
Net sales revenue	3	5,298.7	5,150.5
Cost of goods sold		(3,116.6)	(3,058.1)
Gross profit		2,182.1	2,092.4

Operating expenses		(1,561.6)	(1,501.8)
Restructuring costs	6	(19.5)	(24.7)
Other items	6	—	10.0
Total operating expenses		(1,581.1)	(1,516.5)

Operating profit	3	601.0	575.9

Finance income		5.1	7.4
Finance costs		(59.6)	(65.2)
Finance costs, net	7	(54.5)	(57.8)
Share of results of equity method investments		2.5	2.5
Profit before tax		549.0	520.6

Tax	8	(136.1)	(112.2)
Profit after tax		412.9	408.4

Attributable to:
Owners of the parent		403.1	396.1
Non-controlling interests		9.8	12.3
		412.9	408.4

Basic earnings per share (€)	9	1.11	1.09
Diluted earnings per share (€)	9	1.11	1.08

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Nine months to 1 October 2010 € million	Nine months to 2 October 2009 € million
Profit after tax for the period	412.9	408.4

Other comprehensive income:
Available-for-sale financial assets:
Valuation gains during the period	0.5	0.6
Valuation (gains) / losses reclassified to profit and loss for the period	(2.8)	4.2
Cash flow hedges:
Amounts of losses during the period	(10.1)	(10.6)
Amounts of losses / (gains) reclassified to profit and loss for the period	1.1	(10.0)
Foreign currency translation	122.8	(90.9)
Share of other comprehensive income of equity method investments	0.8	(0.9)
Income tax relating to components of other comprehensive income	0.3	4.2
Other comprehensive income for the period, net of tax	112.6	(103.4)
Total comprehensive income for the period	525.5	305.0

Attributable to:
Owners of the parent	513.5	295.6
Non-controlling interests	12.0	9.4
	525.5	305.0

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 1 October 2010 € million	Three months to 2 October 2009 € million
Net sales revenue	3	1,998.6	1,884.8
Cost of goods sold		(1,161.3)	(1,097.0)
Gross profit		837.3	787.8

Operating expenses		(537.1)	(507.3)
Restructuring costs	6	(13.8)	(5.9)
Total operating expenses		(550.9)	(513.2)

Operating profit	3	286.4	274.6

Finance income		2.0	1.8
Finance costs		(22.2)	(16.1)
Finance costs, net	7	(20.2)	(14.3)
Share of results of equity method investments		0.5	1.6
Profit before tax		266.7	261.9

Tax	8	(57.0)	(54.6)
Profit after tax		209.7	207.3

Attributable to:
Owners of the parent		206.5	206.1
Non-controlling interests		3.2	1.2
		209.7	207.3

Basic earnings per share (€)	9	0.57	0.57
Diluted earnings per share (€)	9	0.57	0.56

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 1 October 2010 € million	Three months to 2 October 2009 € million
Profit after tax for the period	209.7	207.3

Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses) / gains during the period	(1.6)	0.2
Valuation (gains) / losses reclassified to profit and loss for the period	(2.8)	4.2
Cash flow hedges:
Amounts of (losses) / gains during the period	(11.9)	6.0
Amounts of gains reclassified to profit and loss for the period	(1.2)	(1.3)
Foreign currency translation	(92.3)	(1.9)
Share of other comprehensive income of equity method investments	(1.4)	(0.4)
Income tax relating to components of other comprehensive income	1.1	(1.0)
Other comprehensive income for the period, net of tax	(110.1)	5.8
Total comprehensive income for the period	99.6	213.1

Attributable to:
Owners of the parent	101.6	213.5
Non-controlling interests	(2.0)	(0.4)
	99.6	213.1

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2009	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Shares issued to employees exercising stock options	—	0.1	—	—	—	—	0.1	—	0.1
Share-based compensation:
Options	—	—	—	—	4.7	—	4.7	—	4.7
Movement in treasury shares	—	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Exchange equalisation reserve recycled to retained earnings	—	—	—	(1.1)	—	1.1	—	—	—
Appropriation of reserves	—	—	—	—	18.4	(18.4)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(16.9)	(16.9)	—	(16.9)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(4.5)	(65.9)
Total comprehensive income for the period, net of tax(1)	—	—	—	(88.9)	(11.6)	396.1	295.6	9.4	305.0
Balance as at 2 October 2009	182.7	1,665.1	(16.6)	(291.4)	377.9	1,128.2	3,045.9	95.0	3,140.9
Shares issued to employees exercising stock options	0.1	1.6	—	—	—	—	1.7	—	1.7
Share-based compensation:
Options	—	—	—	—	1.7	—	1.7	—	1.7
Movement in treasury shares	—	—	—	—	0.3	—	0.3	—	0.3
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses relating to the share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Exchange equalisation reserve recycled to retained earnings	—	—	—	(29.0)	—	29.0	—	—	—
Appropriation of reserves	—	—	—	—	(16.2)	16.2	—	—	—
Statutory minimum dividend	—	—	—	—	—	(24.7)	(24.7)	—	(24.7)
Dividends	—	—	—	—	—	—	—	(2.7)	(2.7)
Total comprehensive income for the period, net of tax	—	—	—	11.3	5.1	3.1	19.5	10.4	29.9
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9
Shares issued to employees exercising stock options	0.2	3.9	—	—	—	—	4.1	—	4.1
Share-based compensation:
Options	—	—	—	—	4.9	—	4.9	—	4.9
Movement in treasury shares	—	—	—	—	0.5	—	0.5	—	0.5
Shares repurchased	—	—	(42.3)	—	—	—	(42.3)	—	(42.3)
Exchange equalisation reserve recycled to retained earnings				1.2		(1.2)	—	—	—
Appropriation of reserves	—	—	—	—	11.0	(11.0)	—	—	—
Purchase of shares from non-controlling interests	—	—	—	—	—	—	—	(3.6)	(3.6)
Dividends	—	—	—	—	—	(68.1)	(68.1)	(5.0)	(73.1)
Total comprehensive income for the period, net of tax(2)	—	—	—	121.4	(11.0)	403.1	513.5	12.0	525.5
Balance as at 1 October 2010	183.0	1,117.7	(57.2)	(186.5)	374.2	1,474.6	2,905.8	106.1	3,011.9

(1)          The amount included in the exchange equalisation reserve of €88.9 million loss for the first nine months of 2009 represents the exchange loss attributed to the owners of the parent of €88.0 million plus the share of equity method investments of €0.9 million loss.

The amount included in other reserves of €11.6 million loss for the first nine months of 2009 represents movements relating to the available-for-sale financial assets and the cash flow hedges reserves of €4.8 million gain, of which €0.6 million represents revaluation gains for the period and €4.2 million represents revaluation losses reclassified to profit and loss for the period, and €20.6 million loss (of which €10.6 million represents revaluation losses for the period and €10.0 million represents revaluation gains reclassified to profit and loss for the period) respectively, net of deferred income tax amounting €4.2 million income.

The amount of €9.4 million income included in non-controlling interests for the first nine months of 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €2.9 million loss and in the retained earnings of €12.3 million income.

(2)        The amount included in the exchange equalisation reserve of €121.4 million gain for the first nine months of 2010 represents the exchange gain attributed to the owners of the parent of €120.6 million plus the share of equity method investments of €0.8 million gain.

The amount included in other reserves of €11.0 million loss for the first nine months of 2010 consists of losses on valuation of available-for-sale financial assets of €2.3 million (of which €0.5  million represents revaluation gains  for the period and €2.8 million represents revaluation gains reclassified to profit and loss for the period), losses on cash flow hedges of €9.0 million (of which €10.1 million represents revaluation losses for the period and €1.1 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit thereof amounting to €0.3 million.

The amount included in non-controlling interests of €12.0 million income for the first nine months of 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €2.2 million gain and in the retained earnings of €9.8 million income.

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Nine months to 1 October 2010 € million	Nine months to 2 October 2009 € million
Operating activities
Profit after tax		412.9	408.4
Finance costs, net	7	54.5	57.8
Share of results of equity method investments		(2.5)	(2.5)
Tax charged to the income statement		136.1	112.2
Depreciation of property, plant and equipment	4	277.2	265.6
Employee share options		4.9	4.7
Amortisation and adjustments to intangible assets	4	5.9	6.4
Losses on available-for-sale financial assets transferred from equity		—	4.2
		889.0	856.8

Losses on disposal of non-current assets		11.5	3.7
Decrease / (increase) in inventories		(89.8)	6.4
Decrease / (increase) in trade and other receivables		(22.8)	13.9
Increase in trade and other payables		210.3	25.2
Tax paid		(94.6)	(55.4)
Net cash from operating activities		903.6	850.6

Investing activities
Payments for purchases of property, plant and equipment		(211.8)	(283.4)
Payments for purchases of intangible assets		(11.0)	(0.5)
Proceeds from disposal of non-current assets		6.5	17.1
Net receipts from / (payments for) investments		4.3	(5.6)
Interest received		4.9	8.6
Net (payments for) / receipts from acquisitions		(3.6)	8.4
Net cash used in investing activities		(210.7)	(255.4)

Financing activities
Share buy-back payments		(42.3)	(16.6)
Proceeds from shares issued to employees exercising stock options		4.1	0.1
Dividends paid		(108.9)	(107.1)
Net decrease in borrowings		(54.3)	(654.5)
Principal repayments of finance lease obligations		(55.8)	(65.0)
Proceeds from sale of interest rate swap contracts	7	33.0	—
Interest paid		(47.6)	(68.8)
Net cash used in financing activities		(271.8)	(911.9)

Increase / (decrease) in cash and cash equivalents		421.1	(316.7)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		232.0	724.6
Increase / (decrease) in cash and cash equivalents		421.1	(316.7)
Effect of changes in exchange rates		(0.5)	(3.4)
Cash and cash equivalents at the end of the period	5	652.6	404.5

The notes on pages 20 to 28 are an integral part of and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2009, except for the following new or revised accounting standards and interpretations that have been implemented in 2010: International Financial Reporting Standard (‘IFRS’) 3, Business Combinations; IFRS 8, Operating Segments; International Accounting Standard (‘IAS’) 27, Consolidated and Separate Financial Statements; IAS 36, Impairment of Assets; IAS 38, Intangible Assets and International Financial Reporting Interpretations Committee (‘IFRIC’) Interpretation 17, Distribution of Non-cash Assets to Owners. None of these new or revised accounting standards and interpretations had a material impact on the current or prior periods.

Operating results for the nine months ended 1 October 2010 are not indicative of the results that may be expected for the year ended 31 December 2010 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however the differences have no impact on the Group’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements should be read in conjunction with the 2009 annual financial statements, which include a full description of the Group’s accounting policies.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	1 October 2010	2 October 2009	1 October 2010	31 December 2009
US dollar	1.31	1.37	1.36	1.44
UK sterling	0.85	0.89	0.86	0.90
Polish zloty	4.02	4.39	3.98	4.15
Nigerian naira	195.26	202.62	204.13	213.71
Hungarian forint	276.24	282.87	276.40	272.70
Swiss franc	1.40	1.51	1.33	1.49
Russian rouble	39.70	44.46	41.36	43.33
Romanian leu	4.20	4.22	4.28	4.21
Ukrainian hryvnia	10.40	10.64	10.65	11.47

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended		Nine months ended
	1 October 2010	2 October 2009	1 October 2010	2 October 2009
Volume in unit cases (million)
Established countries	200.2	209.1	552.9	580.3
Developing countries	115.6	116.7	300.8	304.3
Emerging countries	294.7	257.8	765.8	732.4
Total volume	610.5	583.6	1,619.5	1,617.0
Net sales revenue (€ million)
Established countries	787.9	814.5	2,201.9	2,293.6
Developing countries	349.6	360.6	888.7	911.2
Emerging countries	861.1	709.7	2,208.1	1,945.7
Total net sales revenue	1,998.6	1,884.8	5,298.7	5,150.5
Adjusted EBITDA (€ million)
Established countries	137.6	154.1	349.7	366.0
Developing countries	65.8	76.2	133.5	138.2
Emerging countries	177.9	144.4	405.8	352.6
Total Adjusted EBITDA	381.3	374.7	889.0	856.8
Operating profit (€ million)
Established countries	102.6	120.7	247.9	270.2
Developing countries	47.9	56.4	80.2	83.5
Emerging countries	135.9	97.5	272.9	222.2
Total operating profit	286.4	274.6	601.0	575.9
Reconciling items (€ million)
Finance costs, net	(20.2)	(14.3)	(54.5)	(57.8)
Share of results of equity method investments	0.5	1.6	2.5	2.5
Tax	(57.0)	(54.6)	(136.1)	(112.2)
Non-controlling interests	(3.2)	(1.2)	(9.8)	(12.3)
Profit after tax attributable to owners of the parent	206.5	206.1	403.1	396.1

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis (continued)

	As at
	1 October 2010	31 December 2009
Total assets (€ million)
Established	3,683.4	3,512.1
Developing	1,094.2	1,059.1
Emerging	2,603.2	2,421.2
Corporate / inter-segment receivables	102.9	(195.6)
Total assets	7,483.7	6,796.8

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2010	2,961.3	1,874.1
Additions	286.4	21.8
Disposals	(4.1)	(0.1)
Reclassified from assets held for sale	0.9	—
Classified to assets held for sale	(0.4)	—
Depreciation / amortisation	(277.2)	(5.9)
Foreign exchange differences	75.1	46.2
Closing net book value as at 1 October 2010	3,042.0	1,936.1

5.                          Net debt

	As at
	1 October 2010 € million	31 December 2009 € million
Long-term borrowings	1,655.3	2,100.6
Short-term borrowings	755.8	307.0
Cash and cash equivalents	(652.6)	(232.0)
Net debt	1,758.5	2,175.6

The Group’s net debt position improved substantially compared to 31 December 2009. Long-term borrowings decreased and short-term borrowings increased mainly as a result of the classification as short-term borrowings of the Group’s €500.0 million bond, which matures on 15 July 2011. The Group’s cash position increased by €420.6 million largely due to positive cash flow generated from operating activities during the period.

On 7 July 2010, Standard & Poor’s Ratings Services affirmed Coca-Cola Hellenic’s “A” long-term and “A-1” short-term corporate credit ratings and stable outlook. The long-term rating of the Company’s senior unsecured debt currently remains on CreditWatch negative. The corporate credit ratings by Moody’s remained unchanged over the period, i.e. “A3” long-term, “P2” short-term and stable outlook.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

6.                          Restructuring costs and other items

Restructuring costs for the nine months and the third quarter of 2010 amounted to €19.5 million and €13.8 million before tax, respectively, mainly in established markets. Restructuring costs for the first nine months of 2009 amounted to €24.7 million, of which €20.3 million, €1.3 million and €3.1 million related to the Group’s established, developing and emerging markets, respectively.

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Group has a 66% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totalling €15.8 million. During the first nine months of 2009, €10.0 million was received as an interim payment from the Company’s insurers (nil for the first nine months of 2010).

7.                            Finance costs, net

	Nine months ended
	1 October 2010 € million	2 October 2009 € million
Interest expense	59.4	61.5
Net foreign exchange losses	0.2	3.7
Interest income	(5.1)	(7.4)
Finance costs, net	54.5	57.8

	Three months ended
	1 October 2010 € million	2 October 2009 € million
Interest expense	21.8	17.1
Net foreign exchange losses / (gains)	0.4	(1.0)
Interest income	(2.0)	(1.8)
Finance costs, net	20.2	14.3

During the first nine months of 2010, Coca-Cola Hellenic adjusted its interest rate profile to reduce exposure to fluctuations in Euribor and hence stabilize future interest expense. This was done through a restructuring of the interest rate terms of outstanding cross-currency swap contracts relating to the $900 million US dollar bonds and by unwinding outstanding fixed to floating interest rate swap contracts with an aggregate notional principal amount of €792.5 million.

As a result of unwinding the interest rate swap contracts, Coca-Cola Hellenic received €48.5 million, of which €15.5 million related to accumulated net interest receivable and €33.0 million related to the fair value of the interest rate swap contracts.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

8.                            Tax

The Group’s effective tax rate can differ from the Greek statutory tax rate of 24% for 2010 as a consequence of a number of factors, the most significant of which are: non-deductibility of certain expenses, non-taxable income and other one off tax items. This is mainly because the statutory tax rates of the countries in which the Group operates range from 0%-31% and thus differ significantly from the Greek statutory tax rate.

On 6 May 2010, the Greek Government enacted the ‘Extraordinary Social Contribution Tax’ (Law Nr 3845/2010). According to article 5, the ‘Extraordinary Social Contribution Tax’, was applied retrospectively on net income for the fiscal year ended 31 December 2009. The amount of such ‘Extraordinary Social Contribution Tax’ applicable to 2009 is €21.2 million and this amount was recorded as current tax expense in the second quarter of 2010.

9.                            Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares in issue during the period (2010 nine months: 363,559,918, 2010 third quarter: 362,614,317, 2009 nine months: 365,039,396, 2009 third quarter: 364,539,951). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares that could result from the exercise of employee stock options.

10.                     Share capital

During 2009, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 5,751 and 131,227 new ordinary shares, as announced on 28 August and 23 November 2009 respectively, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan. Total proceeds from the issue of the shares were €1.8 million.

During the first nine months of 2010, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 163,354, 161,663 and 102,700 new ordinary shares, as announced on 26 February 2010, 17 May 2010 and 24 August 2010 respectively, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan. Total proceeds from the issue of the shares were €4.1 million.

At 1 October 2010, the share capital amounts to €183.0 million and is comprised of 365,966,792 shares with a nominal value of €0.50 each.

Recapitalisation (Capital return)

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of approximately €548.1 million to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting held on 16 October 2009, shareholders approved an increase of Coca-Cola Hellenic’s share capital by €548.1 million, through the capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00.

At the same Extraordinary General Meeting, the shareholders also approved the decrease of Coca-Cola Hellenic’s share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, Coca-Cola Hellenic realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

10.                   Share capital (continued)

Share buy-back programme

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to article 16 of Codified Law 2190/1920. Based on the Coca-Cola Hellenic’s capitalisation at that time, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share and may only be undertaken until 26 April 2011.

Applicable law does not require any actual use of such approved share buy-back programmes. Coca-Cola Hellenic may therefore, at its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds.

Treasury shares

As at 1 October 2010, the Company held 3,430,135 treasury shares, which had been purchased pursuant to the share buy-back programme, with a value of €57.2 million. Consequently, the number of issued shares in circulation was 362,536,657 as at 1 October 2010. No additional shares were subsequently purchased up to 27 October 2010.

11.                   Non-controlling interests

On 25 June 2010 the Group initiated a tender offer to purchase all remaining shares of the non-controlling interest in CCH Serbia. The tender offer was completed on 2 August 2010 and resulted in the Group increasing its stake in CCH Serbia to 90.9%. Subsequently, the Group has made additional purchases in the market bringing its stake in CCH Serbia to 91.2% as at 1 October 2010.

12.                   Dividends

The shareholders approved a dividend of €0.30 per share (totalling €109.7 million, based on the number of shares outstanding as at 31 December 2009) for the year ended 31 December 2009, at the Annual General Meeting of Shareholders that was held on 21 June 2010.

An amount equal to €41.6 million of the total dividend was accrued as of 31 December 2009, as a statutory minimum dividend in accordance with the Greek corporate legislation. The remaining €68.1 million is recorded in shareholders’ equity in the second quarter of 2010, as an appropriation of retained earnings.

The above dividend, which relates to 2009, is subject to a 10% withholding tax in accordance with article 18 of Law Nr 3697/2008 and the dividend payment commenced on 1 July 2010. The net dividend paid through 1 October 2010 was €102.0 million.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

13.                   Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9 million for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007 the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9 million. The reduction of the fine of € 2.8 million was recognised in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. The cases are still pending before the Supreme Administrative Court of Greece.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7 million. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

In the second quarter of 2010, the Serbian Competition Authority opened an investigation into the commercial practices of the Company’s Serbian subsidiary for potential abuse of dominance in the market for distribution of alcoholic and non-alcoholic beverages. The authority published an invitation for comments by third parties. At present, it is not possible to predict the final outcome of this investigation or quantify the likelihood or materiality of any potential liability arising from it.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

14.                   Employee numbers

The average number of full-time equivalent employees in the first nine months of 2010 was 42,725 (44,627 for the first nine months of 2009).

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

15.                   Related party transactions

a) The Coca-Cola Company

As at 1 October 2010, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC’) indirectly owned 23.3% (2009: 23.3%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC during the first nine months and the third quarter of 2010 amounted to €1,076.4 million and €430.5 million respectively (€1,106.2 million and €360.8 million in the respective prior year periods). Total net contributions received from TCCC for marketing and promotional incentives during the same periods amounted to €35.8 million and €15.7 million respectively (€34.4 million and €14.5 million in the respective prior year periods). In the third quarter of 2010, the Group paid €4.4 million for franchise rights (2009: nil). Proceeds from the sale of available-for-sale financial assets to TCCC amounted to €4.7 million (2009: nil).

In the first nine months and the third quarter of 2010, the Group did not record any gain or loss from sales of items of property, plant and equipment to TCCC (€0.5 million and €0.3 million in the respective prior year periods). During the first nine months and the third quarter of 2010, the Group sold €13.1 million and €3.6 million of finished goods and raw materials to TCCC (€14.7 million and €3.4 million in the respective prior year periods), while other income from TCCC was €25.3 million and €10.0 million respectively (€15.6 million and €4.5 million in the respective prior year periods). There were no other expenses incurred in the first nine months and third quarter of 2010 (€1.5 million and nil in the respective prior year periods).

As at 1 October 2010, the Group had a total amount of €50.6 million (€64.2 million as at 31 December 2009) due from TCCC, and had a total amount of €180.1 million (€125.1 million as at 31 December 2009) due to TCCC.

b) Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Stock Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 44% (2009: 44%) ownership by the parent of Kar-Tess Holding S.A., which as at 1 October 2010 owned 29.5% (2009: 29.5%) of the issued share capital of Coca-Cola Hellenic. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

During the first nine months and the third quarter of 2010, the Group made purchases of €90.9 million and €38.7 million respectively (€47.9 million and €11.2 million in the respective prior year periods) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €3.5 million and €1.1 million respectively (€4.0 million and €1.5 million in the respective prior year periods). Other income from Frigoglass during the first nine months and the third quarter of 2010 was €0.3 million and €0.1 million respectively (€0.5 million and nil in the respective prior year periods). As at 1 October 2010, Coca-Cola Hellenic owed €12.2 million (€3.6 million as at 31 December 2009) to, and was owed €0.9 million (€4.7 million as at 31 December 2009) by Frigoglass.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

15.    Related party transactions (continued)

c) Other related parties

During the first nine months and the third quarter of 2010, the Group purchased €82.6 million and €26.3 million of raw materials and finished goods (€76.2 million and €18.8 million in the respective prior year periods) and fixed assets of €0.1 million from other related parties for the first nine months and nil for the third quarter of 2010 (€0.6 million and €0.2 million in the respective prior year periods). In addition, the Group received reimbursement for direct marketing expenses incurred of €0.8 million and €0.4 million for the first nine months and the third quarter of 2010 (€0.7 million and €0.5 million in the respective prior year periods). During the first nine months and the third quarter of 2010, the Group sold €1.1 million and €0.4 million, respectively, of finished goods to other related parties (nil in the respective prior year periods). Furthermore, during the first nine months and the third quarter of 2010, the Group incurred other expenses of €1.5 million and €0.2 million respectively (€3.2 million and €0.8 million in the respective prior year periods) and recorded other income of €0.6 million in the first nine months and €0.1 million in the third quarter of 2010 from other related parties (€0.4 million and nil in the respective prior year periods). As at 1 October 2010, the Group owed €13.4 million (€4.5 million as at 31 December 2009) to, and was owed €1.6 million (€1.8 million as at 31 December 2009) by other related parties.

There were no transactions between Coca-Cola Hellenic and its directors and senior management except for remuneration for the period ended 1 October 2010.

There were no other significant transactions with related parties for the period ended 1 October 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date October 29, 2010